Exhibit 99.1

Organigram Continues Cannabis 2.0 Roll Out, Releases Edison Vape Pens Powered by Feather, and Edison Bytes to Markets Across Canada

Product portfolio demonstrates Company’s investment in innovative technology, world-class product development and production

MONCTON, New Brunswick--(BUSINESS WIRE)--February 20, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to continue the roll out of its innovative portfolio of recreational adult use cannabis products including vape pens and cannabis-infused chocolate.

Edison Vape Pens Powered by Feather

Organigram has sent its first shipments of its Edison vape pens powered by Feather technology to jurisdictions across Canada from the Company’s Moncton production campus.

Organigram, for its Edison Cannabis Co. brand, has an exclusive agreement in Canada with Feather Company Ltd. (“Feather”), a cannabis innovator committed to the production of premium-quality products that enhance the cannabis experience for consumers. Edison vape pens rely on Feather’s innovative technology and pen construction.

The well-crafted, inhalation-activated pens are designed to offer adult consumers a simple, intuitive user experience. The ready-to-use vape pens combine sophisticated design, cannabis distillate and curated terpene blends, representative of Edison’s star strains’ iconic aroma profiles.

These include:

● Rio Bravo – With terpinolene, caryophyllene, myrcene and pinene terpenes, this formulation captures the flavour of Edison’s Rio Bravo flower.

● Lola Montes – This precise blend of dominant terpenes including limonene, caryophyllene, myrcene and linalool celebrates the flavour profile of Edison’s Lola Montes flower.

● La Strada – Edison’s La Strada strain is brought to life through this formulation with terpenes including myrcene, alpha and beta pinene, caryophyllene, and humulene.

“We’re pleased to release this advanced device, which will offer consumers a new consumption option,” says Greg Engel, CEO, Organigram. “The sleek, subtle, compact design and intuitive function of the Edison powered by Feather device creates a distinct offering, especially when combined with our signature Edison formulations; a breadth of variety will help strengthen the appeal of the regulated market and we’re proud to contribute this line of products to the Canadian retail market.”

The Edison vape pen is constructed with a ceramic atomizer, internal stainless-steel components and borosilicate glass. No vitamin E acetate, propelyne glycol, vegetable glycerin or medium-chain triglyceride (MCT) are used in the formulation of the products; cannabinoids are extracted using C0₂.

The Edison pens are ready-to-use upon inhalation, with no time required to heat internal components, and do not require any chargers, additional cartridges, or separate batteries. Pens are available in 0.3-gram units, with a target potency of 80% THC (800 mg/g), though potency may slightly exceed or be less than target.

“As Canadians, seeing Feather launch in our backyard after the demonstrable success we’ve had in Colorado, is a proud moment for our entire team,” says Patrick Lehoux, CEO, Feather Company Ltd. “Our goal has always been simple, to design intuitive products that seamlessly fit into our customers lives and elevate their everyday moments.”

The Company’s next-generation product portfolio includes high-quality infused chocolate and a dissolvable powdered beverage product, created using nanotechnology and providing a discreet and customizable experience for the consumer. First shipments of chocolate and dissolvable powder products are expected in calendar Q1 and Q2 of 2020, respectively. The Feather launch follows the release of the Company’s first 2.0 offering, the Trailblazer Torch, which launched in Canada on December 17, 2019.

Edison Bytes

Following a $15 million investment in a high-speed, high-capacity, fully automated production line, the first run of Organigram’s cannabis-infused chocolate offering has also shipped to retailers across Canada.

Edison Bytes, the Company’s premium cannabis-infused chocolate truffles available in both milk and dark chocolate formulations, are the first of Organigram’s chocolate products to be available to Canadian adult consumers. Products will be available as single chocolates containing 10 mg of cannabis each and sets of two truffles containing 5 mg each.

The chocolate making process is the product of collaboration between Organigram’s engineering and quality assurance teams. Organigram’s teams have dedicated efforts to producing a homogeneous product, reliably and consistently distributing defined doses of cannabis throughout the ganache.

“Our team and partners have been identified for their own global expertise and unwavering commitment to quality,” says Engel. “Everyone involved in the conception, development and delivery of this line values creativity, curiosity and leadership. We are all committed to applying our experience and expertise to the development of a portfolio of novel products that delight our customers.”

About Feather Company Ltd.

Feather Company Ltd. is a lifestyle design brand. We believe that good design combined with quality cannabis makes for great intuitive experiences. Our mission is simple, we make great products that elevate the everyday, one person and one moment at a time. Feather is a Canadian-based, global company, headquartered in Sudbury, with offices in Toronto, Ottawa and Denver, Colorado. You can find Feather products in dispensaries throughout Canada, Colorado and soon in California and the United Kingdom.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for product launches and product composition in accordance with regulatory requirements; including risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

Patrick Lehoux
Founder and CEO
pat@feather.com
(705) 562-6647

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
ray.gracewood@organigram.ca
(506) 645-1653

Dominic Choballe
Chief Creative Officer
dom@feather.com
(613) 261-9417